SC 13G
1 filing.txt DOC ONE

SCHEDULE 13G Amendment No. 0
Skinny Nutritional Corp.
Common Stock
Cusip #830695102


Cusip #830695102
Item 1: Reporting Person: Jon Bakhshi: Individual
Item 4: United States of America
Item 5: Sole voting power: 100%
Item 6: Shared voting power: Not Applicable
Item 7: Sole dispositive power: 100%
Item 8: Shared dispositive power: Not Applicable
Item 9: 35,000,000
Item 11: 	9.41% Item 12: 		IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)




Item 1(a). 	Name of Issuer:

Skinny Nutritional Corp.

Item 1(b). 	Name of Issuer's Principal Executive Offices:

3 BALA PLAZA EAST
SUITE 117
BALA CYNWYD 19004

Item 2(a). 	Name of Person Filing: Jon Bakhshi
Item 2(b). 	Address or Principal Business Office or, if None, Residence:

             23 Hummingbird Drive East Hills, NY 11576


Item 2(c).  Citizenship: United States of America

Item 2(d). 	Title of Class of Securities: Common Stock
Item 2(e). 	CUSIP Number: 830695102
Item 3. Not Applicable.

Item 4. Ownership

(a) 	Amount Beneficially Owned: 	35,000,000
(b) 	Percent of Class: 	9.41%
       (c) 	Number of shares as to which such person has:

       (i) 	sole power to vote or to direct the vote: 	100%

       (ii) 	shared power to vote or to direct the vote:

       	Not Applicable

       (iii) 	sole power to dispose or to direct the disposition of:
       	100%

       (iv) 	shared power to dispose or to direct the disposition of:

       	Not Applicable


Item 5. Ownership of Five Percent or Less of a Class.

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.

       Various persons have the right to receive or the power to
	 direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Skinny Nutritional Corp. The interest of one person, Jon Bakhshi, an individual, in the Common Stock of Skinny Nutritional Corp., amounted to 35,000,000 shares or 9.41% of the total outstanding Common
       Stock at March 28,2011.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

	Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. 	Certification.

	Not Applicable.